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                                                                      EXHIBIT 73

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                  23 MARCH 2004

MOOSE - 2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:            An electric wireline unit was mobilized to run
                           cutters in an attempt to cut the parted drill string, with limited success. Sidetracking equipment has been mobilized on site, and preparing to sidetrack and bypass the parted drill string.

PLANNED TOTAL DEPTH:       1,700 m (5,577ft)

OPERATOR:                  InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well, approximately 4.5 km (3 miles) away.

                           Deeper exploration target of Pale sandstone, two way dip closure, doubly plunging thrust anticline.

STERLING MUSTANG - 1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            There has been ongoing maintenance and modifications
                           to the rig, pending the arrival of parts and equipment to the rig site. The ETA for the balance of equipment is approximately two

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                           weeks.

PLANNED TOTAL DEPTH:       2,200 m (7,218 ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                          AUSTRALASIA
-------------                          -----------
Gary M Duvall                          Anesti Dermedgoglou
Vice President, Corporate Development  Vice President, Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston TX USA                         Cairns Qld Australia
Phone: +1 281 292 1800                 Phone: +61 7 4046 4600

Lisa Elliott                           Andy Carroll
DRG&E                                  General Manager, Exploration & Production
lelliott@drg-e.com                     InterOil Corporation
Phone: +1 713 529 6600                 Phone: +61 2 9279 2000